LITTLE SQUAW GOLD MINING COMPANY

To:

Securities and Exchange Commission

From:

Little Squaw Gold Mining Company

Date:

August 4, 2006

Re:

Little Squaw Gold Mining Company

Amendment No. 1 to Registration Statement on Form SB-2

Filed July 7, 2006

File No. 333-133216

On July 7, 2006, Little Squaw Gold Mining Company (the “Company”) filed Amendment No. 1 to its Registration Statement on Form SB-2 (“Amendment No. 1”) with the Securities and Exchange Commission (“SEC”).  The Staff of the SEC (“Staff”) issued a comment letter on August 3, 2006 containing its comments to Amendment No. 1.  Set forth below are the Company’s responses to the Staff’s comment letter dated August 3, 2006.

General

Staff Comment No. 1.

Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(i).

The Company believes that the proposed offering of shares of common stock and common stock issuable upon exercise of Warrants of the Company by the named selling shareholders is a valid secondary offering that may be effected pursuant to Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Act”). As further discussed below, none of the named selling shareholders is the parent nor a subsidiary of the Company and none are affiliates of the Company.  In addition, the facts and circumstances surrounding the private placements of the securities and the offer and sale of the securities by selling shareholders demonstrate that none of the selling shareholders are acting as an underwriter to distribute the shares on behalf of the Company.

Separate and Distinct Private Placement Transactions

As described in the section titled “Transactions with Selling Shareholders” beginning at page 19 of the prospectus, the securities were offered and sold in separate and distinct transactions.  The securities were issued at different times, different prices and to different non-affiliated parties.  Each of the selling shareholders paid the full purchase price for the securities at the closing of the transactions.

A portion of the securities (10,431,400 Shares of Common Stock) were previously registered in a registration statement on Form SB-2 initially filed with the SEC on December 30, 2005 (SEC File No. 333-130819), as amended February 8, 2006 and declared effective by the SEC, covered (i) 2,431,400 shares of common stock issued or acquirable upon exercise of warrants privately placed in the third and fourth quarter of 2005 and (ii) 8,000,000 shares of common stock underlying convertible debentures and warrants sold to one institutional investor in November, 2005.  This registration, initially filed on April 11, 2006 and amended July 7, 2006 (SEC File No. 333-133216) registers (a)(1) 15,192,000 shares of common stock issued or acquirable upon exercise of warrants privately placed to arms’ length investors in January 2006 and (2) 500,000 shares of common stock issuable in lieu of interest payments on the convertible debenture that was sold in November 2005 and (b) serves as a post-effective amendment to the first registration statement (SEC File No. 333-130819).  Set forth below is a description of transactions in which the securities were issued:

2005 Private Placement Transactions with Selling Shareholders

On August 12, 2005 our Board of Directors authorized a direct private placement offering of 1,200,000 units at $0.25 per unit.  Each unit consists of one share of common stock, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years.  During the nine months ended September 30, 2005, we sold a total of 500,000 units for proceeds of $125,000.  Subsequently, 700,000 units were sold during the fourth quarter of 2005 for proceeds of $175,000.  No fees or commissions were paid, and net proceeds to us were $300,000.

On August 17 2005, the Company completed a private placement of 400,000 units to Earle & Rhea Foster, a selling shareholder, at $0.25 per unit.

On September 19, 2005, 2005, the Company completed a private placement of 100,000 units to Carol S. & George C. Nichols, Jr. a selling shareholder, at $0.25 per unit.

On October 17, 2005, the Company completed a private placement of 300,000 units to Laura O. & Ralph W. Kettell, II, a selling shareholder, at $ 0.25 per unit.

On October 17, 2005, the Company completed a private placement of 200,000 units to Vose Partners, a selling shareholder, at $0.25 per unit.

On October 17, 2005, the Company completed a private placement of 200,000 units to Wilbur G. Hallauer, a selling shareholder, at $0.25 per unit.  Mr. Hallauer beneficially owned greater than 10% of our issued and outstanding common stock prior to the private placement. Except as described above and based on information available to us, there are no other relationships between us and any of these selling shareholders.

November 2005 - Convertible Debenture and Warrant Private Placement

On November 21, 2005, the Company closed a private placement, issuing a 6% Convertible Debenture in the principal amount of US$1,000,000 and a detached 2,500,000 Class A Warrant to one institutional investor, RAB Special Situations (Master) Fund Limited (“RAB”).  RAB is a closed end investment fund that seeks to generate investment returns by making investments for its own account in various companies. RAB is not registered as a broker-dealer and does hold itself out as an underwriter of securities.  Cash proceeds to the Company, net of cash fees to the placement agent was $900,000. The Debenture is convertible at any time at the option of the holder into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and the Warrant is exercisable to acquire 2,500,000 common shares at an exercise price of US$0.30 per share until November 21, 2008, the term of the Convertible Debenture.  Both the Convertible Debenture and Warrant are transferable. The 6% Convertible Debenture contains a mandatory conversion provision which grants the Company, at the Company’s option, the ability to force conversion of the Debenture in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company’s common shares is sustained at or above $0.50 per share for five consecutive trading days.  The Class A Warrant also contains a mandatory conversion provision which grants the Company, at the Company’s option, the ability to force conversion of the Warrant in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company’s common shares is sustained at or above $0.75 per share for five consecutive trading days. We are registering the shares of common stock acquirable upon conversion of the 6% Convertible Debenture and exercise of the Class A Warrants for resale by the selling shareholder in the amended registration statement in which this prospectus is included.

On June 1, 2006, the Company remitted interest to RAB Special Situations (Master) Fund Limited in the amount $31,397.26 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 28,286 shares of common stock being issued to the holder.  The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was May 24, 2006.  On that date Little Squaw’s common stock closed at $1.11 per share.

January 31, 2006- Private Placement Transactions with Selling Shareholders

On January 31, 2006, we closed a private placement of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750.  Each Unit consisted of one share of the registrant’s common stock, par value $0.10, and one half of one (1/2) Class B Warrant.  Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date.  The following selling shareholders participated in the private placement:  Luisa H. Frazier, James LeCamp, Charles Peter Henry Francis Kernot, Robert S. Tarangelo, Belltown Capital Partners, L.P., Forza Partners, LP, and BHL LP. On February 24, 2006, we closed a private placement of 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000.  Each Unit consisted of one share of the registrant’s common stock, par value $0.10, and one half of one (1/2) Class B Warrant.  Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date.  The following selling shareholders participated in the private placement: Richard J. Bell,  BHL LP,  Blanchette Inc.,  Adrian Carmack,  J.M. Finn Nominees Limited,  Forza Partners, LP,  David Neufeld,  Nicholas Gallagher,  James E. LaCamp,  Lewell Investments Limited,  Michael C. McGartland,  Christopher Miller,  Penn Lits, LLC,  William Poland,  Linda C. Ranelle,  H. William Ranelle, Charles Patrick Reddell and Cynthia Reddell, Wolfe Rudman, Michael S. Schwartz, Brian K. Sneed and Kurt Alan Williams.

Transactions with Strata Partners, LLC

On September 23, 2005, the Company entered into a Placement Agent Agreement with Strata Partners, LLC, a U.S. registered broker dealer.  Under the terms of a Placement Agent Agreement, the Company agreed to pay Strata Partners, LLC, as agent, a placement agent fee in the amount of agent compensation fee in an amount equal to eight percent (8%), as applicable, for sales effected by the agent and a lead agent fee agent in an amount equal to two percent (2%) of the aggregate gross proceeds of any placement during the term of the agreement.  The agent also will receive warrants, as lead agent, to purchase common shares equal to three percent (3%) of the total number of common shares (or common stock equivalents) sold by us in the placement and warrants as selling agent to purchase additional common shares equal to seven percent (7%) of the total number of common shares (or common stock equivalents), as applicable, for sales effected by the agent.  In connection with the Placement Agent Agreement and its verbal extension, we paid Strata Partners the following fees:

The Company paid Strata Partners an agent’s commission of 10% of the gross proceeds ($100,000) and issued the agent a Class A Warrant exercisable into 500,000 shares of our common stock in connection with the closing of a private placement on November 21, 2005 of one institutional investor related to the placement of a 6% Convertible Debenture in the principal amount of One Million United States Dollars (US$1,000,000) and a Class A Warrant exercisable into 2,500,000 shares of our common stock (for and in consideration of One Million United States Dollars (US$1,000,000)) .

On January 31, 2006, the Company paid Strata Partners an agent’s commission of 10% of the gross proceeds ($97,370) and issued the agent

389,500 Class B Warrants in connection with the private placement of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750.

On February 24, 2006, the Company paid Strata Partners an agent’s commission of 10% of the gross proceeds ($140,000) and issued the agent 560,000 Class B Warrants in connection with the private placement of 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000.

The Company previously issued Strata Partners, LLC 31,400 shares of common stock during the three months ended September 30, 2005, in reimbursement for certain expenses under the terms of a previous Placement Agent Agreement that terminated on July 1, 2005.

Each of the transactions with the selling shareholders described above was privately negotiated at arms’ length.  Some of the selling shareholders were existing shareholders of the Company at the time of the private placement.  To the knowledge of the Company none of the shareholders are acting in concert and purchased the securities independently.

Lack of Affiliate Status

Each of the Warrants limits the ability of any warrant holder to acquire more than 9.99% of the Company’s issued and outstanding shares of Common Stock.  The two selling shareholders holding large positions in the Company are as follows:

Forza Capital Management, L.L.C. holds 2,600,000 shares of common stock and 1,300,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.  The Class B Warrants cannot be exercised if the holder of such warrants would beneficially own more than 9.99% of the issued and outstanding shares of common stock of the Company after giving effect to such exercise.  Forza is a closed end investment fund that seeks to generate investment returns by making investments for its own account in various companies.  Forza is not registered as a broker-dealer and does hold itself out as an underwriter of securities.

RAB Special Situations (Master) Fund Limited holds a 6% convertible debenture in the principal amount of $1,000,000 convertible into 5,000,000 shares of common stock at $0.20 per share and a Class A Warrant exercisable to acquire 2,500,000 shares of common stock at $0.30 per share for a period of 3 years.  The 6% convertible debenture and the Class A Warrant contain provisions that limit the selling shareholder’s beneficial ownership in the class of common stock of the Company to 9.99%.  The registration statement includes 500,000 shares of common stock issuable upon conversion of semi-annual accrued interest on the 6% Convertible Debenture, of which 28,286 were issued on June 1, 2006 as payment for accrued interest amounting to $31,397.26 at $1.11 per share.

Neither Forza nor RAB acquired the securities for the purposes of acquiring control of the Company.  Forza and RAB are not related and purchased securities in different transactions at different times.  Consequently, none of the selling shareholders are affiliates of the Company.

The Company May Not Receive Any Proceeds From the Offering

The Company will not receive any proceeds in connection with the sale of 10,726,400 shares of common stock issued and outstanding, 5,000,000 shares of common stock acquirable upon conversion of the convertible debentures or 500,000 issuable in lieu of interest payments.  There is no assurance that any shares will be issued on the exercise of Warrants.

Risk Factors

General

Staff Comment No. 2.

We note your response to prior comment number 5.  However, some risk factors retain mitigating language, including “Title to our properties may be subject to other claims,” on page 12; “Richard R. Walters our President and Ted Sharp, our Chief Financial Officer, do not dedicate 100% of their time on our business,” on page 14; and “Officers and directors may have potential conflicts of interest due to their responsibilities with other entities,” on page 15.  If appropriate, this information may appear elsewhere in the document, but it does not belong in the Risk Factors section.

The Company’s Response:

The Company has revised the risk factors under the “Risk Factor” section of its prospectus to remove mitigating language as requested by the Staff.

Management’s Discussion and Analysis

First Quarter Preparations for 2006 Summer Exploration Season, page 53

Staff Comment No. 3.

Please update your disclosure in this section.  We note for example that you state that the first of ten hourly employees are scheduled to begin work in the third week of May and that the contractor’s drill is scheduled to be flown to the site in July 2006.

The Company’s Response:

The Company has revised the disclosure in the section “First Quarter Preparations for 2006 Summer Exploration Season” to update the information as requested by the Staff.

Exhibits

Legal Opinions

Staff Comment No. 4.

Ensure that none of the legal opinions you file improperly limits the reliance thereupon, as each of the current legal opinions purports to do.  Obtain new or revised opinions to eliminate any inappropriate limitations in that regard.

The Company’s Response:

Guess & Rudd has provided a new opinion letter and removed the qualifying language.

Exhibit 5.1

Staff Comment No. 5.

We note that Little Squaw is an Alaska corporation, but that members of the law firm of Payne, Hamlin Coffin & Brooke are not admitted to practice in Alaska.  Please obtain and file a legal opinion in regard to the 10,431,400 shares of common stock from a law firm capable of opining with regard to Alaska law.

The Company’s Response:

Guess & Rudd has provided a new opinion letter covering the 10,431,400 shares of common stock.

Exhibit 5.3

Staff Comment No. 6.

Please obtain and file a revised opinion from Guess & Rudd, as the current version appears to be missing text.

The Company’s Response:

The full text of the Guess & Rudd opinion has been provided.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Kenneth G. Sam of Dorsey & Whitney, LLP, at 303-629-3445 with any questions regarding this request.

Very truly yours,

LITTLE SQUAW GOLD MINING COMPANY

/s/ Richard R. Walters

Richard R. Walters

President